UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 7, 2018

Commission File Number 001-16125

ASE Industrial Holding Co., Ltd.
( Translation of registrant’s name into English)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

ASE INDUSTRIAL HOLDING CO., LTD.

Date: May 7, 2018	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Notice to Holders of American Depositary Receipts

Pursuant to Section 4.16(a) of the Deposit Agreement dated April 30, 2018 among ASE Industrial Holding Co., Ltd. (“ASE” or “Company”), Citibank, N.A., as depositary (the “Depositary”), and all holders and beneficial owners of American Depositary Receipts (“ADRs”) issued and outstanding thereunder (the “Deposit Agreement”), ASE hereby informs ADR holders that the submission period for the nomination of independent directors for shareholders of 1% or more of the total issued and outstanding shares of the Company as of the Record Date (as defined below) pursuant to the ROC Company Law in connection with the Company’s 2018 extraordinary general shareholders’ meeting will begin on May 7, 2018 and end on May 16, 2018 (the “Submission Period”). Pursuant to Section 4.16(b) of the Deposit Agreement, any proposal submitted by ADR holders must be received by the Depositary at least two business days prior to the expiration of the Submission Period. Therefore, any proposal submitted by ADR holders must be received by the Depositary between May 7, 2018 and May 14, 2018. The 2018 extraordinary general shareholders’ meeting will be held on June 21, 2018 and the ADR record date in connection with this meeting will be May 23, 2018 (the “Record Date”). For all enquiries, please contact Citibank Shareholder Services at 1-877-CITI-ADR (248-4237).